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Hey ▮▮▮▮ – hope you, ▮▮▮▮ and the kiddos have all been doing well – I miss seeing you guys! I hope you can make it out to the anniversary party on Oct 11th. We have some big news for Westlake. We've just signed with a major distributor that covers 6 states! To support the big push into distribution, we're opening an equity round so our community can have a chance to have some ownership. It's not public yet until we get our Form C filed with the SEC, but we can let people make reservations if they want. Here's a link:

http://wefunder.com/westlake.brewing.company

And since the SEC paperwork is still in process, there's a required disclaimer here:

https://help.wefunder.com/testing-the-waters-legal-disclosure

We'd love to have you be a part of it, even if it's just to help spread the word!

Wed, Oct 8 at 10:00 PM

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